# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corp, CIK 0001560385
CUSIP: 531229748
Title of class of securities: Series A Liberty Live Common Stock
Address of issuer's principal executive offices: 12300 LIBERTY BOULEVARD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 05/02/2025
Amends the filing with accession number 0001418812-25-000002
Filed by CIK 0001464912
Persons authorized to receive notices and communications: Jason Breeding,Sonia Muscatine, One Letterman Drive, Building D, 4th Floor, San Francisco, California (CA), 94129, 415-362-3700

## Reporting persons
- VA Partners I, LLC (CIK 0001418812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,658,648; sole dispositive power 0; shared dispositive power 1,658,648; aggregate amount beneficially owned 1,658,648 (6.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Capital Master Fund, L.P. (CIK 0001464912): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,658,648; sole dispositive power 0; shared dispositive power 1,658,648; aggregate amount beneficially owned 1,658,648 (6.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, L.P. (CIK 0001351069): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,772,648; sole dispositive power 0; shared dispositive power 1,772,648; aggregate amount beneficially owned 1,772,648 (6.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, LLC (CIK 0001351073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,772,648; sole dispositive power 0; shared dispositive power 1,772,648; aggregate amount beneficially owned 1,772,648 (6.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Holdings, L.P. (CIK 0001418814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,772,648; sole dispositive power 0; shared dispositive power 1,772,648; aggregate amount beneficially owned 1,772,648 (6.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings II, L.P. (CIK 0001763309): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,772,648; sole dispositive power 0; shared dispositive power 1,772,648; aggregate amount beneficially owned 1,772,648 (6.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings GP, LLC (CIK 0001418813): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,772,648; sole dispositive power 0; shared dispositive power 1,772,648; aggregate amount beneficially owned 1,772,648 (6.9% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Strategic Global Master Fund, L.P. (CIK 0002066791): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 114,000; sole dispositive power 0; shared dispositive power 114,000; aggregate amount beneficially owned 114,000 (0.4% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- VA Partners Strategic Global, LLC (CIK 0002066798): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 114,000; sole dispositive power 0; shared dispositive power 114,000; aggregate amount beneficially owned 114,000 (0.4% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC

## Item 1. Security and Issuer
Title of class of securities: Series A Liberty Live Common Stock
Name of issuer: Liberty Media Corp
Address of issuer's principal executive offices: 12300 LIBERTY BOULEVARD, ENGLEWOOD, Colorado (CO), 80112
Comment:
This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission
(the "SEC"), as amended from time to time (the "Schedule 13D"), relating to the Series A Liberty Live Common Stock (the "Common Stock") of LIBERTY MEDIA CORPORATION, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by (a) ValueAct Capital Master Fund, LP. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, LP. ("ValueAct Management LP."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, LP. ("ValueAct Holdings"), (f) ValueAct Holdings II, LP. ("ValueAct Holdings II"), (g) ValueAct Holdings GP, LLC ("ValueAct Holdings GP"), (h) ValueAct Strategic Global Master Fund, LP. ("ValueAct Strategic Global") and (i) VA Partners Strategic Global, LLC ("VA Partners Strategic Global") ( collectively, the "Reporting Persons").
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is One
Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.
Present principal occupation or employment: ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. ValueAct Management LP. is a Delaware limited partnership which renders management services to ValueAct Master Fund and ValueAct Strategic Global. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management LP. ValueAct Holdings is a Delaware limited partnership and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings II is the sole owner of the limited partnership interests of ValueAct Management LP. and the membership interests of ValueAct Management LLC. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings and ValueAct Holdings II. ValueAct Strategic Global is a limited partnership organized under the laws of the British Virgin Islands. VA Partners Strategic Global is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Strategic Global.
Criminal convictions in the last five years:
None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
None of the entities or persons identified in this Item 2 has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(c) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund and ValueAct Strategic Global. The aggregate purchase price of the Common Stock beneficially owned by ValueAct Master Fund is approximately $87,893,736.18 and the aggregate purchase price of the Common Stock beneficially owned by ValueAct Strategic Global is approximately $8,390,468.60.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund or ValueAct Strategic Global are also reported as beneficially owned by (i) ValueAct Management LP. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I and VA Partners Strategic Global, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management LP. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. Shares reported as beneficially owned by ValueAct Strategic Global are also reported as beneficially owned by VA Partners Strategic Global, as General Partner of ValueAct Strategic Global. VA Partners I, VA Partners Strategic Global, ValueAct Management LP., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund and ValueAct Strategic Global are reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), VA Partners Strategic Global (only with respect to ValueAct Strategic Global), ValueAct Management LP., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,772,648 shares of Common Stock, representing approximately 6.9% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 25,568,345 shares outstanding shares of Common Stock as of January 31, 2025 as reported in the Issuer's Form 10-K for the fiscal period ended December 31, 2024.

As of the date hereof, ValueAct Master Fund also holds 3,903,888 shares of Series C Liberty Live Common Stock.

As of the date hereof, ValueAct Strategic Global also holds 88,000 shares of Series C Liberty Live Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Information concerning transactions in the Common Stock of the Issuer effected by the Reporting
Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions in Securities of the Issuer
Exhibit 2: Joint Filing Undertaking
Exhibit 3: Power of Attorney

## Signatures
- VA Partners I, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (05/06/2025)
- ValueAct Capital Master Fund, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, VA Partners I, LLC, its General Partner (05/06/2025)
- ValueAct Capital Management, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Capital Management, LLC its General Partner (05/06/2025)
- ValueAct Capital Management, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (05/06/2025)
- ValueAct Holdings, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (05/06/2025)
- ValueAct Holdings II, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (05/06/2025)
- ValueAct Holdings GP, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (05/06/2025)
- ValueAct Strategic Global Master Fund, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, VA Partners Strategic Global, LLC, its General Partner (05/06/2025)
- VA Partners Strategic Global, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (05/06/2025)